Exhibit 10.24

NON-MANAGEMENT DIRECTOR COMPENSATION ARRANGEMENTS

Effective January 1, 2008, each of the directors who is not an employee of Pepco Holdings, Inc. ("PHI" or the "Company") or any of its subsidiaries (a "non-management director") is paid an annual retainer of $85,000, plus a fee of $2,000 for each Board and Committee meeting attended. Each non-management director who chairs the Compensation/Human Resources, Corporate Governance/Nominating, Executive or Finance Committee is paid an additional annual retainer of $5,000. The non-management director who chairs the Audit Committee is paid an additional annual retainer of $7,500. The Lead Director is paid an additional annual retainer of $15,000. Annual retainers and Committee Chairman/Lead Director annual retainers are paid in equal quarterly installments on the first day of each quarter.

The Company also provides directors with travel accident insurance for Company-related travel, directors' and officers' liability insurance coverage and reimburses directors for travel, hotel and other out-of-pocket expenses incurred in connection with their performance of their duties as directors. The Company also provides the directors with free parking in the Company's headquarters building other than in connection with their performance of their duties as directors.